UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*



                     Alternative Technology Resources, Inc.
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   02145H 10 4
                                   -----------
                                 (CUSIP Number)

                              James W. Cameron, Jr.
                                  629 J Street
                          Sacramento, California 95814
                               Tel: (916) 231-0400
                               -------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 30, 2003
                               ------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  02145H 10 4

--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS                         James W. Cameron, Jr.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
--------------------------------------------------------------------------------

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E): [ ]
--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------

                          7.    SOLE VOTING POWER:               7,217,146
                        --------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED        8.    SHARED VOTING POWER:                     0
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH
                          9.    SOLE DISPOSITIVE POWER:          7,217,146
                        --------------------------------------------------------

                          10.   SHARED DISPOSITIVE POWER:                0
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  7,217,146

--------------------------------------------------------------------------------

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES
     (SEE INSTRUCTIONS): [ ]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    9.93%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to shares of Common Stock, par value $0.01 (the "Shares") of Alternative Technology Resources, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is Alternative Technology Resources, Inc., 629 J Street, Sacramento, California 95814.

ITEM 2. IDENTITY AND BACKGROUND

     a. The person filing this statement is James W. Cameron, Jr. (the "Reporting Person").

     b. The business address of the Reporting Person is 629 J Street, Sacramento, California 95814.

     c. The Reporting Person's principal occupation is as the chief executive officer of Cameron and Associates, a private consulting [and investment] company.

     d. The Reporting Person, during the past five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. The Reporting Person, during the past five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     f. The Reporting person is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All Shares, options and warrants to purchase Shares were purchased with the Reporting Person's own funds or granted as compensation for his services and the services of Cameron and Associate provided to the Issuer. The Reporting Person did not acquire beneficial ownership of any of the Shares with borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

     On June 30, 2003, the Reporting Person resigned as a director and chief financial officer of the Issuer for personal reasons and not with a view to change the present board of directors or management of the Issuer. As a result of the Reporting Person's resignation, his options to acquire 75,000 Shares expired on September 30, 2003 under the terms of the respective option agreements.

     On July 18, 2003, the Reporting Person forgave $556,609 in back rents in exchange for certain services, supplies and equipments as further described in the Sixth Addendum to Lease attached hereto as Exhibit A.

     On August 14, 2003, the Reporting Person gifted 490,000 Shares to several donees.

     On August 15, 2003, in a series of privately-negotiated transactions pursuant to the terms of the Stock Purchase Agreement in the form substantially attached as Exhibit B, the Reporting Person sold to certain accredited investors an aggregate of 29,502,495 Shares for $0.035 per share.

     On August 15, 2003, in a privately-negotiated transaction pursuant to the terms of the Unit Purchase Agreement in the form substantially attached as Exhibit C, the Reporting Person sold to a director of the Issuer an aggregate of 2,857,142 Shares for $0.035 per share.

     On August 15, 2003, pursuant to the terms of the Termination of Option Agreement, attached hereto as Exhibit D, the Reporting Person and McCormick ATEK Investments LLC ("McCormick LLC") mutually agreed, without value, to cancel the obligation to require the Reporting Person to sell 6,000,000 Shares owned by the Reporting Person at the purchase price of $3.625 per share to McCormick LLC upon exercise. At the time of the cancellation, the closing price of the Shares as reported on the OTC-Bulletin Board was $0.09.

     On August 15, 2003, the Reporting Person acquired 1,232 shares of non-convertible Series A Preferred Stock, par value $6.00, at $1,000 per share. The terms of the Issuer's Series A Preferred Stock is attached as Exhibit E, and in general provide for a dividend preference of $0.50 per share if and when declared by the Issuer's board of directors and a liquidation preference of $6.00 per share. The shares of Series A Preferred Stock have no voting rights, except as required by law, and are not convertible into any securities of the Issuer.

     As a result of the above-described transaction, the Reporting Person reduced his beneficially ownership in the Shares from 40,141,783 Shares (including options and warrants to purchase 250,000 Shares) to 7,217,146 Shares (including options and warrants to purchase 175,000 Shares). The Reporting Person intends to hold the Shares, and the options and warrants for the Shares, for investment purposes and in the future may consider the following future courses of action: (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately-negotiated transactions; (iii) acquiring additional Shares in the open market or in privately-negotiated transactions; or (iv) hedging transactions (other than short sales) with respect to the Shares. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Shares, the Issuer's prospects and the Reporting Person's portfolio.

     Except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except to add additional directors as needed to comply with NASD Rules, SEC Rules and Regulations or the Sarbanes-Oxley Act; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the transaction described in Item 4 above, the Reporting Person now beneficially owns 7,217,146 Shares or 9.93% of the outstanding Shares (includes 7,042,146 Shares, options to purchase 25,000 Shares and warrants to purchase 150,000 Shares).

     (b) As of August 15, 2003, the Reporting Person has sole power to vote or direct the vote and dispose or direct the disposition of 7,042,146 Shares.

     (c) The Reporting Person had the following transaction in the Shares within the last sixty (60) days:

     On August 14, 2003, the Reporting Person gifted 490,000 Shares to several donees.

     On August 15, 2003, in a series of privately-negotiated transactions pursuant to the terms of the Stock Purchase Agreement in the form substantially attached as Exhibit B, the Reporting Person sold to certain accredited investors an aggregate of 29,502,495 Shares for $0.035 per share.

     On August 15, 2003, in a privately-negotiated transaction pursuant to the terms of the Unit Purchase Agreement in the form substantially attached as Exhibit C, the Reporting Person sold to a director of the Issuer an aggregate of 2,857,142 Shares for $0.035 per share.

     On August 15, 2003, pursuant to the terms of the Termination of Option Agreement, attached hereto as Exhibit D, the Reporting Person and McCormick LLC mutually agreed, without value, to cancel the obligation to require the Reporting Person to sell 6,000,000 Shares owned by the Reporting Person at the purchase price of $3.625 per share to McCormick LLC upon exercise.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person entered into an option agreement on August 1, 2000, as amended on September 17, 2001, with Jeffrey S. McCormick, the Issuer's director and former chief executive officer, whereby Mr. McCormick had the right to purchase 6,000,000 Shares from the Reporting Person for $3.625 per Share. On June 26, 2002, Mr. McCormick assigned his interest under the option agreement to McCormick LLC, a company controlled by Mr. McCormick. On August 15, 2003, the option agreement was cancelled and neither party received any value for the cancellation.

     As of the date of this Schedule 13D, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit "A"     Sixth Addendum to Lease
         Exhibit "B"     Form of Stock Purchase Agreement
         Exhibit "C"     Form of Unit Purchase Agreement
         Exhibit "D"     Termination of Option Agreement
         Exhibit "E"     Certificate of Designation  - Series A Preferred Stock


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: October 8, 2003                      /s/ James W. Cameron, Jr.
                                            ------------------------------------
                                            James W. Cameron, Jr., an Individual

                                                                       Exhibit A

                             SIXTH ADDENDUM TO LEASE

     The sixth addendum to Lease (Sixth Addendum) is made between James W. Cameron, Jr., an unmarried man (Lessor) and Alternative Technology Resources, Inc., (ATR), previously known as 3Net Systems, Inc., a Delaware Corporation, (Lessee), to be a part of that certain Lease, and any addendums thereto (the Lease), dated November 7, 1995 between Lessor and Lessee. Lessor and Lessee agree that, not withstanding anything to the contrary in the Lease, the Lease is hereby modified as follows;

1. Effective July 1, 2003, paragraph 2(k) of the Lease is modified to read approximately 4,827 square feet, located in the basement of the building.

               A.   Operations area 3,153 sf.
               B.   Corridor a) Mall Machine area 480 sf b) Storage area 906 sf
               C.   Telecommunications area 96 sf
               D.   Server Room 192 sf

2. Effective July 1, 2003 paragraphs 2(a) and (j) of the Lease are modified to read: Base Rent shall not exceed the previous calendar years cash operating expense which is $.786 per sf for 2002. Monthly Installments of Base Rent shall be Three Thousand Seven Hundred Ninety Four and no/100 Dollars ($3,794.00).

3.   Lessee shall be responsible for consumables and janitorial expense.

4. All accrued and unpaid rent in the sum of Five Hundred Fifty Nine Thousand, Two Hundred Nineteen Dollars and 62/100 ($559,219.62) to June 30, 2003, shall be forgiven.

5. In consideration for forgiven unpaid rent, Lessee shall provide, during the term of the Lease, any extensions thereto, including month to month, the following services, supplies and equipment at Lessee's sole cost and expense to Lessor:

               1.   Internet access to all employees of Cameron &. Associates;
               2.   PC  software  and   hardware   support   including   surplus
                    replacement parts;
               3. Ownership to the surplus equipment attached hereto as Exhibit "A"; and
               4.   Use of telecommunications and server room.

6. Rent shall be modified each February 1st to reflect the actual cash operating expense of the previous calendar year.

7. All other terms and conditions of the Lease, not inconsistent herewith, are incorporated herein by reference as though fully set forth and remain in full force and effect unless modified by the Sixth Addendum to Lease.

AGREED AND ACCEPTED:
--------------------

LESSOR:                                   LESSEE:
JAMES W. CAMERON, JR.                     Alternative Technology Resources, Inc.
                                          A Delaware Corporation

By: /s/James W. Cameron, Jr.              By: /s/Mark W. Rieger
   ----------------------------------        -----------------------------------

Printed                                   Printed
Name:  James W. Cameron, Jr.              Name:  Mark Rieger


Title:  Owner                             Title:  Chief Executive Officer

Date:  7/18/03                            Date:  7/18/03

                                                                       Exhibit B



                                     FORM OF
                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (the "Agreement") dated as of ______, 2003, by and between James W. Cameron, Jr. ("Seller"), an individual and an affiliate of Alternative Technology Resources, Inc. (the "Company") and _______________ ("Purchaser").

                                    RECITALS

     WHEREAS, as of July 15, 2003, the Seller is the owner and holder of record of Thirty-Nine Million Eight Hundred Ninety-One Thousand Seven Hundred Eighty-Three (39,891,783) shares of the issued and outstanding shares of the Company's common stock ("Common Stock") of which Six Million (6,000,000) shares of Common Stock are subject to an option; and

     WHEREAS, the Purchaser desires to purchase ( ) shares of said Common Stock from Seller, hereinafter referred to as the "Seller's Stock", and the Seller desires to sell, or cause to be sold, all of the Seller's Stock upon the terms and subject to the conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Seller's Stock aforementioned, the parties hereby agree as follows:

1.   PURCHASE OF SELLER'S STOCK

     1.1 PURCHASE AND PAYMENT. At the Closing (as hereinafter defined), the Purchaser hereby purchases from the Seller, and the Seller hereby sells and transfers to the Purchaser the Seller's Stock at a purchase price of $0.035 per share for a total of _________________ Dollars ($_________ ) (the "Purchase Price").

     1.2 CLOSING. Subject to the terms and conditions of this Agreement, the closing of this Agreement (the "Closing") will take place at 629 J Street, Sacramento, California at 1:00 p.m. (Pacific Standard Time), on ________, 2003 ("Closing Date"), or at such other place, time and date as the parties may agree to in writing.

     1.3  EFFECT AT CLOSING.

          (a) At the Closing, the Purchaser will deliver the Purchase Price to the Seller in the form of a check made payable to the Seller or by wire transfer to the following account:

          (b) Upon receipt of the Purchase Price as provided by Section 1.3(a), the Seller will deliver the Company's stock transfer agent Computershare Trust Company, Inc., located at 12039 West Alameda Parkway Z-2, Lakewood, Colorado, 80228, mailing address Post Office Box 1596, Denver Colorado 8020, the following: (i) the Company's stock certificate representing the Seller's Stock, (ii) an executed stock power, and (iii) an instruction letter to transfer the Seller's Stock into the name of the Purchaser.

2. THE PURCHASER'S REPRESENTATIONS AND WARRANTIES. The Purchaser hereby represents, warrants and confirms the following:

     (a) POWER AND AUTHORITY. The Purchaser hereby represents and warrants that he has full power and authority to execute and deliver this Agreement and to perform its obligation under this Agreement.

     (b) COMPLIANCE WITH SECURITIES LAWS. The Purchaser understands the Seller's Stock are not registered with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") or qualified under the laws of any state, but instead sold under an exemption or exemptions from the registration and qualification requirements of the Securities Act and blue sky laws which impose certain restrictions on the Purchaser's ability to transfer the Seller's Stock. The Purchaser understands that he may not transfer any Seller's Stock unless such Seller's Stock are registered under the Securities Act or qualified under blue sky laws or unless, in the opinion of counsel to the Company, exemptions from such registration and qualification requirements are available. The Purchaser understands that only the Company may file a registration or qualification statement with the SEC or any state. The Purchaser has also been advised that exemptions from registration and qualification may not be available or may not permit the Purchaser to transfer all or any of the Seller's Stock in the amounts or at the times proposed by the Purchaser.

     (c) RESTRICTIONS ON TRANSFER. The Purchaser understands that he is purchasing the Seller's Stock from an affiliate of the Company and will have a restricted stock legend placed on his stock certificate. In order to reflect the restrictions on disposition of the Seller's Stock, the share certificates to be issued to the Purchaser for the Seller's Stock may be endorsed with restrictive legends, including a legend similar to the following legend:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT FOR DISTRIBUTION OR RESALE. THEY MAY NOT BE MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS OR AN OPINION OF COUNSEL FOR THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT AND OTHER APPLICABLE SECURITIES LAWS. THE HOLDER MAY BE REQUIRED TO PROVIDE AN OPINION AT THE HOLDER'S COST TO THE COMPANY THAT SUCH TRANSFER IS PERMITTED WITHOUT REGISTRATION UNDER

     APPLICABLE STATE SECURITIES LAWS, WHICH OPINION MUST BE ACCEPTABLE TO THE COMPANY'S COUNSEL.

     (d) RULE 144. The Purchaser understands that Rule 144 promulgated by the SEC, which provides a safe harbor for certain limited resales of unregistered securities, is not presently available with respect to the Seller's Stock. The Purchaser understands that use of the Rule 144 resale safe harbor requires that the Seller's Stock be held for a minimum of one (1) year, and in certain cases two (2) years, after they have been purchased and paid for (within the meaning of Rule 144). The Purchaser understands that the Seller provides no assurance that the requirements of Rule 144 will be met, or that the Seller's Stock will ever be saleable.

     (e) PURCHASE FOR OWN ACCOUNT FOR INVESTMENT. The Purchaser is purchasing the Seller's Stock for the Purchaser's own account for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Seller's Stock within the meaning of the Securities Act. The Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Seller's Stock.

     (f) CONFIDENTIALITY AND NONDISCLOSURE AGREEMENT. The Purchaser acknowledges that he has executed the Confidentiality and Non-Disclosure Agreement in substantially the form attached hereto as Exhibit A with the Company.

     (g) ACCESS TO INFORMATION. Purchaser has had access to all information regarding the Seller as well as the Company and the Company's present and prospective business, assets, liabilities and financial condition that Purchaser reasonably considers important in making the decision to purchase the Seller's Stock. The Purchaser further represents that he had the opportunity to ask questions and receive answers from the Seller and the Company concerning the business and financial condition of the Company, and the Purchaser has received to his satisfaction, such information about the business and financial condition of the Company as he has requested.

     (h) INVESTMENT EXPERIENCE. The Purchaser represents that it is experienced in evaluating and investing in securities of companies such as the Company, acknowledges that it is able to fend for itself, can bear the economic risk of the investment including the risk that it may lose its entire investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Seller's Stock. In addition, the Purchaser is fully aware of: (i) the highly speculative nature of the investment in the Seller's Stock; (ii) the financial hazards involved; (iii) the lack of liquidity of the Seller's Stock and the restrictions on transferability of the Seller's Stock; and (iv) the qualifications and backgrounds of the management of the Company.

     (i) ACCREDITED INVESTOR. The Purchaser is an "accredited investor," as that term is defined in Rule 501 of Regulation D of the Securities Act of 1933.

     (j) COMPLIANCE WITH SECURITIES LAWS. Purchaser understands that, in reliance upon the representations and warranties made by Purchaser herein, the

Seller's Stock are not being registered with the SEC under the Securities Act or being qualified under applicable state securities laws, but instead are being transferred under an exemption or exemptions therefrom.

     (k) NO GENERAL SOLICITATION. At no time was Purchaser presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Seller's Stock.

     (l)  BROKERAGE  COMMISSIONS.   Purchaser  acknowledges  that  no  brokerage
commissions or other fees were paid by Purchaser in connection with this transaction.

     (m) VALUATION OF SELLER'S STOCK. Purchaser and Seller have determined the value of the Seller's Stock based upon arm's length negotiations. Purchaser understands that the Seller can give no assurances that Purchase Price is in fact the fair market value of the Seller's Stock.

3. THE SELLER'S REPRESENTATIONS AND WARRANTIES. The Seller hereby represents, warrants and confirms the following:

     (a) POWER AND AUTHORITY. The Purchaser hereby represents and warrants that he has full power and authority to execute and deliver this Agreement and to perform its obligation under this Agreement.

     (b) OWNERSHIP OF SELLER'S STOCK. The Seller originally purchased the Seller's Stock in a private transaction from the Company more than two (2) years ago. The Seller holds of record and owns beneficially all of the Seller's Stock, free and clear of any restrictions on transfer, taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands, except for a non-qualified option to Mr. Jeffrey McCormick, a director of the Company, to purchase Six Million (6,000,000) shares of Common Stock owned by the Seller which are not part of the Seller's Stock. Seller is not a party to any option, warrant, purchase right, pledge agreement or other contract or commitment that could require the Seller to sell, transfer or otherwise dispose of the Seller's Stock except for a non-qualified option to Mr. Jeffrey McCormick, a director of the Company, to purchase Six Million (6,000,000) shares of Common Stock owned by the Seller which are not part of the Seller's Stock. The Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Seller's Stock. Upon the Purchaser's purchase of the Seller's Stock under this Agreement, the Purchaser shall obtain and be fully vested in record and beneficial ownership of the Seller's Stock, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands.

     (c) CONFIDENTIALITY AND NONDISCLOSURE AGREEMENT. The Seller acknowledges that he has executed the Confidentiality and Non-Disclosure Agreement in substantially the form attached hereto as EXHIBIT A with the Company.

     (d) ACCESS TO INFORMATION. The Seller represents that he is an affiliate of the Company and has had access to all information regarding the Company and the Company's present and prospective business, assets, liabilities and financial condition that the Seller reasonably considers important in making the decision to sell the Seller's Stock. The Seller further represents that he had the opportunity to ask questions and receive answers from the Company concerning the business and financial condition of the Company, and the Seller has received to his satisfaction, such information about the business and financial condition of the Company as he has requested.

     (e) RELIANCE. The Seller acknowledges and agrees that the decision to sell all the Seller's Stock pursuant to this Agreement is an independent business decision and that Seller is not relying upon Purchaser's representations (except those made in Section 2 above), valuations, or other information provided by Purchaser.

     (f) NO BROKERS. Seller has not, directly or indirectly, in connection with the transactions contemplated hereby, (i) employed any broker, finder or agent, or (ii) agreed to pay or incur any obligation to pay any broker's or finder's fee or similar fee or compensation.

     (g) NO GENERAL SOLICITATION. At no time has Seller made any form of general advertising or solicitation in connection with the offer, sale and purchase of the Seller's Stock.

4.   MISCELLANEOUS PROVISIONS

     4.1 ENTIRE CONTRACT. This Agreement constitutes the entire contract between the parties hereto with regard to the subject matter hereof. The parties acknowledge that this Agreement supersedes all previous understandings, written or oral, with respect to the subject matter hereof.

     4.2 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. All representations and warranties made by the Seller and the Purchaser herein shall survive the execution of this Agreement and the sale and delivery of the Seller's Stock.

     4.3 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, as such laws are applied to contracts entered into and performed in such state without resorting to that state's conflict-of-laws rules.

     4.4 SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Seller and the Purchaser and the legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law or otherwise, whether or not any such person shall have become a party to this Agreement and have agreed in writing to join herein and be bound by the terms and conditions hereof.

     4.5 SEVERABILITY. In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

     4.6 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first indicated above.


                                            SELLER



                                            ------------------------------------
                                            James W. Cameron, Jr., an individual

                                            Address: 629 J Street
                                                     Sacramento, CA  95814


                                            PURCHASER




                                             -----------------------------------


                                             Address:
                                                      --------------------------
                                                      --------------------------
                                                      --------------------------

                                                                       Exhibit c

                         FORM OF UNIT PURCHASE AGREEMENT

     THIS UNIT PURCHASE AGREEMENT (the "Agreement") dated as of _____, 2003, by and between James W. Cameron, Jr. ("Seller"), an individual and an affiliate of Alternative Technology Resources, Inc. (the "Company") and ____________ (the "Purchaser").

                                    RECITALS

     WHEREAS, as of July 15, 2003, the Seller is the owner and holder of record of (i) Thirty-Nine Million Eight Hundred Ninety-One Thousand Seven Hundred Eighty-Three (39,891,783) shares of the issued and outstanding shares of the Company's common stock ("Common Stock") of which Six Million (6,000,000) shares of Common Stock are subject to an option, (ii) an unsecured promissory notes set forth in EXHIBIT A for an aggregate principal amount of _________________
($________) (the "Note"), and (iii) the Company's accrued preferred stock dividends in the amount of $__________ (the "Dividends"); and

     WHEREAS, the Purchaser desires to purchase ________________ shares of said Common Stock from Seller, hereinafter referred to as the "Seller's Stock", the Notes and the Dividends, and the Seller desires to sell, or cause to be sold, all of the Seller's Stock, the Notes and the Dividends upon the terms and subject to the conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Seller's Stock, the Notes and the Dividends aforementioned, the parties hereby agree as follows:

1. PURCHASE OF THE SELLER'S STOCK. At the Closing (as hereinafter defined), the Purchaser hereby purchases from the Seller, and the Seller hereby sells and transfers to the Purchaser the Seller's Stock at a purchase price of $0.035 per share for a total of $_________ (the "Seller's Stock Purchase Price").

2. PURCHASE OF THE NOTES AND DIVIDENDS. In connection with the sale of Seller's Stock, the Seller hereby agrees to sell to Purchaser the Notes of the Company set forth in Exhibit A with an aggregate principal amount of ____________________ Dollars ($_______) due on December 31, 2003 and the
Dividends for a total purchase price of _______ Dollar ($_____) (the "Note/Dividend Purchase Price").

3. CLOSING.

     3.1 CLOSING. Subject to the terms and conditions of this Agreement, the closing of this Agreement (the "Closing") will take place at 629 J Street, Sacramento, California at 1:00 p.m. (Pacific Standard Time), on August ___, 2003 ("Closing Date"), or at such other place, time and date as the parties may agree to in writing.

     3.2 EFFECT AT CLOSING.

          (a) At the Closing, the Purchaser will deliver the Seller's Stock Purchase Price and the Note/Dividend Purchase Price to the Seller in the form of a check made payable to the Seller or by wire transfer to the following account:

          (b) Upon receipt of the purchase price as provided by Section 3.2(a), the Seller will deliver to (i) the Purchaser an assignment of the Notes in substantially the form attached hereto as EXHIBIT B, (ii) the Purchaser an assignment of the Dividends in substantially the form attached hereto as EXHIBIT C, and (iii) the Company's stock transfer agent Computershare Trust Company, Inc., located at 12039 West Alameda Parkway Z-2, Lakewood, Colorado, 80228, mailing address Post Office Box 1596, Denver Colorado 8020, the following: (x) the Company's stock certificate representing the Seller's Stock, (y) an executed stock power, and (z) an instruction letter to transfer the Seller's Stock into the name of the Purchaser.

4.  THE  PURCHASER'S   REPRESENTATIONS  AND  WARRANTIES.  The  Purchaser  hereby
represents, warrants and confirms the following:

     (a) POWER AND AUTHORITY. The Purchaser hereby represents and warrants that he has full power and authority to execute and deliver this Agreement and to perform its obligation under this Agreement.

     (b) COMPLIANCE WITH SECURITIES LAWS. The Purchaser understands the Seller's Stock are not registered with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") or qualified under the laws of any state, but instead sold under an exemption or exemptions from the registration and qualification requirements of the Securities Act and blue sky laws which impose certain restrictions on the Purchaser's ability to transfer the Seller's Stock. The Purchaser understands that he may not transfer any Seller's Stock unless such Seller's Stock are registered under the Securities Act or qualified under blue sky laws or unless, in the opinion of counsel to the Company, exemptions from such registration and qualification requirements are available. The Purchaser understands that only the Company may file a registration or qualification statement with the SEC or any state. The Purchaser has also been advised that exemptions from registration and qualification may not be available or may not permit the Purchaser to transfer all or any of the Seller's Stock in the amounts or at the times proposed by the Purchaser.

     (c) RESTRICTIONS ON TRANSFER. The Purchaser understands that he is purchasing the Seller's Stock from an affiliate of the Company and will have a restricted stock legend placed on his stock certificate. In order to reflect the restrictions on disposition of the Seller's Stock, the share certificates to be issued to the Purchaser for the Seller's Stock may be endorsed with restrictive legends, including a legend similar to the following legend:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT FOR DISTRIBUTION OR RESALE. THEY MAY NOT BE MORTGAGED, PLEDGED,

     HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE SECURITIES LAWS OR AN OPINION OF COUNSEL FOR THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT AND OTHER APPLICABLE SECURITIES LAWS. THE HOLDER MAY BE REQUIRED TO PROVIDE AN OPINION AT THE HOLDER'S COST TO THE COMPANY THAT SUCH TRANSFER IS PERMITTED WITHOUT REGISTRATION UNDER APPLICABLE STATE SECURITIES LAWS, WHICH OPINION MUST BE ACCEPTABLE TO THE COMPANY'S COUNSEL.

     (d) RULE 144. The Purchaser understands that Rule 144 promulgated by the SEC, which provides a safe harbor for certain limited resales of unregistered securities, is not presently available with respect to the Seller's Stock. The Purchaser understands that use of the Rule 144 resale safe harbor requires that the Seller's Stock be held for a minimum of one (1) year, and in certain cases two (2) years, after they have been purchased and paid for (within the meaning of Rule 144). The Purchaser understands that the Seller provides no assurance that the requirements of Rule 144 will be met, or that the Seller's Stock will ever be saleable.

     (e) PURCHASE FOR OWN ACCOUNT FOR INVESTMENT. The Purchaser is purchasing the Seller's Stock for the Purchaser's own account for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Seller's Stock within the meaning of the Securities Act. The Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Seller's Stock.

     (f) ACCESS TO INFORMATION. The Purchaser represents that he is a director of the Company and has had access to all information regarding the Seller as well as the Company and the Company's present and prospective business, assets, liabilities and financial condition that Purchaser reasonably considers important in making the decision to purchase the Seller's Stock, the Notes and the Dividends.

     (g) INVESTMENT EXPERIENCE. The Purchaser represents that he is experienced in evaluating and investing in securities of companies such as the Company, acknowledges that it is able to fend for itself, can bear the economic risk of the investment including the risk that it may lose its entire investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Seller's Stock. In addition, the Purchaser is fully aware of: (i) the highly speculative nature of the investment in the Seller's Stock; (ii) the financial hazards involved; (iii) the lack of liquidity of the Seller's Stock and the restrictions on transferability of the Seller's Stock; and (iv) the qualifications and backgrounds of the management of the Company.

     (h) ACCREDITED INVESTOR. The Purchaser is an "accredited investor," as that term is defined in Rule 501 of Regulation D of the Securities Act of 1933.

     (i) COMPLIANCE WITH SECURITIES LAWS. Purchaser understands that, in reliance upon the representations and warranties made by Purchaser herein, the Seller's Stock are not being registered with the SEC under the Securities Act or being qualified under applicable state securities laws, but instead are being transferred under an exemption or exemptions therefrom.

     (j) NO GENERAL SOLICITATION. At no time was Purchaser presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Seller's Stock, the Notes or the Dividends.

     (k)  BROKERAGE  COMMISSIONS.   Purchaser  acknowledges  that  no  brokerage
commissions or other fees were paid by Purchaser in connection with this transaction.

     (l) VALUATION OF SELLER'S STOCK. Purchaser and Seller have determined the value of the Seller's Stock, the Notes and the Dividends based upon arm's length negotiations. Purchaser understands that the Seller can give no assurances that purchase price is in fact the fair market value of the Seller's Stock, the Notes and the Dividends.

5. THE SELLER'S REPRESENTATIONS AND WARRANTIES. The Seller hereby represents, warrants and confirms the following:

     (a) POWER AND AUTHORITY. The Purchaser hereby represents and warrants that he has full power and authority to execute and deliver this Agreement and to perform its obligation under this Agreement.

     (b) OWNERSHIP OF SELLER'S STOCK. The Seller originally purchased the Seller's Stock in a private transaction from the Company more than two (2) years ago. The Seller holds of record and owns beneficially all of the Seller's Stock, free and clear of any restrictions on transfer, taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands, except for a non-qualified option to Mr. Jeffrey McCormick, a director of the Company, to purchase Six Million (6,000,000) shares of Common Stock owned by the Seller which are not part of the Seller's Stock. Seller is not a party to any option, warrant, purchase right, pledge agreement or other contract or commitment that could require the Seller to sell, transfer or otherwise dispose of the Seller's Stock except for a non-qualified option to Mr. Jeffrey McCormick, a director of the Company, to purchase Six Million (6,000,000) shares of Common Stock owned by the Seller which are not part of the Seller's Stock. The Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Seller's Stock. Upon the Purchaser's purchase of the Seller's Stock under this Agreement, the Purchaser shall obtain and be fully vested in record and beneficial ownership of the Seller's Stock, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands.

     (c) OWNERSHIP OF THE NOTES AND DIVIDENDS. The Seller is the holder of the Notes and the Dividends, and has all rights, title and interest to the Notes and Dividends. Further, the Seller represents and warrants that as of the Closing, the Dividends in the amount of __________ and the principal amounts and accrued interests under the Notes as set forth in EXHIBIT A remains outstanding and have not been paid to the Seller.

     (d) CONFIDENTIALITY AND NONDISCLOSURE AGREEMENT. The Seller acknowledges that he has executed the Confidentiality and Non-Disclosure Agreement in substantially the form attached hereto as Exhibit D with the Company.

     (e) ACCESS TO INFORMATION. The Seller represents that he is an affiliate of the Company and has had access to all information regarding the Company and the Company's present and prospective business, assets, liabilities and financial condition that the Seller reasonably considers important in making the decision to sell the Seller's Stock, the Notes and the Dividends. The Seller further represents that he had the opportunity to ask questions and receive answers from the Company concerning the business and financial condition of the Company, and the Seller has received to his satisfaction, such information about the business and financial condition of the Company as he has requested.

     (f) RELIANCE. The Seller acknowledges and agrees that the decision to sell all the Seller's Stock and Notes pursuant to this Agreement is an independent business decision and that Seller is not relying upon Purchaser's representations (except those made in Section 4 above), valuations, or other information provided by Purchaser.

     (g) NO BROKERS. Seller has not, directly or indirectly, in connection with the transactions contemplated hereby, (i) employed any broker, finder or agent, or (ii) agreed to pay or incur any obligation to pay any broker's or finder's fee or similar fee or compensation.

     (h) NO GENERAL SOLICITATION. At no time has Seller made any form of general advertising or solicitation in connection with the offer, sale and purchase of the Seller's Stock, the Notes or the Dividends.

6. MISCELLANEOUS PROVISIONS

     6.1 ENTIRE CONTRACT. This Agreement constitutes the entire contract between the parties hereto with regard to the subject matter hereof. The parties acknowledge that this Agreement supersedes all previous understandings, written or oral, with respect to the subject matter hereof.

     6.2 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. All representations and warranties made by the Seller and the Purchaser herein shall survive the execution of this Agreement and the sale and delivery of the Seller's Stock and Notes.

     6.3 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, as such laws are applied to contracts entered into and performed in such state without resorting to that state's conflict-of-laws rules.

     6.4 SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Seller and the Purchaser and the legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law or otherwise, whether or not any such person shall have become a party to this Agreement and have agreed in writing to join herein and be bound by the terms and conditions hereof.

     6.5 SEVERABILITY. In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

     6.6 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first indicated above.


                                     SELLER



                                     -------------------------------------------
                                     James W. Cameron, Jr., an individual

                                     Address:     629 J Street
                                                  Sacramento, CA 95814


                                     PURCHASER



                                     -------------------------------------------


                                     Address:
                                                --------------------------------
                                                --------------------------------
                                                --------------------------------

                                                                       Exhibit D


                         Termination of Option Agreement

     Whereas James W. Cameron, Jr. ("Cameron") and Jeffrey S. McCormick ("McCormick") and Alternative Technology Resources, Inc. (the "Company") entered into an Option Agreement dated August 1, 2002, as amended on September 17, 2001, ("Option Agreement") whereby Cameron granted to McCormick the right to purchase up to 6 million shares of common stock of the Company.

     Whereas on June 26, 2002, McCormick assigned his right under the Option Agreement to the McCormick ATEK Investments LLC ("McCormick LLC");

     Whereas Cameron and McCormick are shareholders of the Company; and

     Whereas  the  Company  is  experiencing   financial  difficulty  and  needs
additional cash for its operations and short-term requirements;

     Therefore it is agreed to as follows:

     Cameron and McCormick LLC agree to cancel the Option Agreement, and allow Cameron to sell his shares. McCormick LLC will take all administrative steps necessary, including the removal of all legends on the share certificates subject to the Option Agreement, to allow Cameron to sell his shares.


Date: 7/23/03                           /s/ Jeffrey S. McCormick
                                        ----------------------------------------
                                        McCormick ATEK Investments LLC
                                        By Jeffrey S. McCormick, Managing Member


Date: 8/15/03                           /s/ James W. Cameron, Jr.
                                        ----------------------------------------
                                        James W. Cameron, Jr.
                                        an individual


                                         Alternative Resource Technology, Inc.


Date: 8/15/03                            By:  /s/  Mark W. Rieger
                                         ---------------------------------------
                                         Mark W. Rieger
                                         Its:  CEO

                                                                       Exhibit E

                           CERTIFICATE OF DESIGNATION

                                       OF

                            SERIES A PREFERRED STOCK

                                       OF

                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.

     Alternative Technology Resources, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 151 thereof, hereby certifies that pursuant to the authority contained in Article Fourth of its Certificate of Incorporation and in accordance with Section 151 of the General Corporate Law of the State of Delaware, the Board of Directors has adopted the following resolutions creating a series of shares of Preferred Stock designated as Series A Preferred Stock:

          RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors does hereby provide for the issue of a new series of Preferred Stock of the Corporation, that shall be designated "Series A Preferred Stock," par value $6.00 per share, and shall consist of 2,000 shares. To the extent that the rights, preferences, privileges and restrictions of the Series A Preferred Stock are not stated and expressed in the Certificate of Incorporation, the Board of Directors does hereby fix and herein state and express such rights, preferences, privileges and restrictions thereof (all terms used herein which are defined in the Certificate of Incorporation shall be deemed to have the meanings provided therein), as follows:

     1. DESIGNATION AND AMOUNT. The shares shall be designated as "Series A Preferred Stock," par value $6.00 per share, and the number of shares constituting such series shall be 2,000.

     2. DIVIDENDS AND DISTRIBUTIONS.

          (a) The holders of the Series A Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors, out of any assets of the Corporation legally available for the purpose, cash dividends at the rate of $0.50 per share per annum, payable out of funds legally available therefor. Such dividends shall be non-cumulative. No dividends (other than those payable solely in the Common Stock of the Corporation) shall be paid on any Common Stock of the Corporation during any fiscal year of the Corporation until dividends in the total amount of $0.50 per share per annum on the Series A Preferred Stock shall have been paid or declared and set apart during that fiscal year. This dividend preference is not cumulative and no right shall accrue to holders of shares of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared in any prior year, nor shall any undeclared or unpaid dividend bear or accrue any interest.

          (b) Notwithstanding anything contained herein to the contrary, no dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Corporation at such time if such declaration or payment shall be restricted or prohibited by law.

     3. LIQUIDATION, DISSOLUTION OR WINDING UP.

          (a) In the event of any liquidation, dissolution or winding-up of the affairs of the Corporation (collectively, a "Liquidation"), whether voluntary or involuntary, and after payment of the Corporation's debts and liabilities, before any payment of cash or distribution of other property shall be made to the holders of the Common Stock or any other class or series of shares ranking on Liquidation junior to the Series A Preferred Stock, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Corporation legally available for distribution to its shareholders, an amount per share equal to par value of $6.00 per share (the "Liquidation Preference").

          (b) If upon the occurrence of any Liquidation, the assets and funds thus distributed among holders of the Series A Preferred Stock shall be insufficient to permit the full payment of the Liquidation Preference to the holders of Series A Preferred Stock, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among holders of the Series A Preferred Stock in proportion to the amount of such Series A Preferred Stock owned by each such holder.

          (c) If upon the occurrence of any Liquidation, the assets and funds thus distributed among holders of Series A Preferred Stock shall be sufficient to permit the full payment of the Liquidation Preference to the holders of Series A Preferred Stock, such holders shall be entitled to no further participation in the distribution of the assets of the Corporation.

          (d) Neither the consolidation or merger of the Corporation with or into any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, shall be deemed to be a Liquidation of the Corporation for purposes of this Section 3. Further, no adjustment shall be made to any shares of Series A Preferred Stock for any stock dividends, combination or splits with respect to any capital stock of the corporation.

     4. NO CONVERSION. The Series A Preferred Stock shall not be convertible into other shares of the capital stock of the Corporation.

     5. VOTING RIGHTS. The holders of shares of Series A Preferred Stock shall have no voting rights except as provided by law.

     6. REDEMPTION. The Series A Preferred Stock is not redeemable.

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



     IN WITNESS WHEREOF, Alternative Technology Resources, Inc. has caused this Certificate of Designation to be duly executed this 24th day of July, 2003.




                                                    /s/ Mark W. Rieger
                                                    ----------------------------
                                                    Mark W. Rieger
                                                    Chief Executive Officer





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